

December 20, 2011

<u>Via E-mail</u>
Dan Faiman
President and Chief Executive Officer
Online-Redefined, Inc.
1347 North Stanley Avenue Suite 4
Los Angeles, CA 90046

> **Re: Online-Redefined, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 25, 2011**
> **File No. 333-176752**

Dear Mr. Faiman:

We have reviewed your registration statement and response letter and have the following comments. References to prior comments are to those in our letter dated October 6, 2011.

<u>Our Business, page 5</u>

1.   We note your revisions in response to prior comment 3. However, it is difficult to discern the size and scope of your current operations from your one-sentence description of your current business. Please revise your summary and business description to provide a more complete description of your current business activities. Disclose relevant facts about your business as it currently exists such as, for example, that you presently generate nominal revenues from operations and that you have net losses, an accumulated deficit and a going-concern opinion from your auditors. In addition, describe the extent of your current client base. To the extent your client base is nominal, regional or otherwise limited in size or scope, please disclose this.

2.   As previously requested, please ensure that you distinguish clearly between, and separately discuss, your current activities and your intended future activities. Clarify whether any of the future activities you describe are expected to be implemented within the next 12 months. We note your specific references to your plans to hire an undisclosed number of employees specializing in, among other things, languages such as Java, Perl, PHP, Grails and Ruby on Rails. To the extent you have described future activities not expected to be implemented within the next 12 months, consider whether a description of such activities should be included or given such prominence in the summary section. If you expect you may partially implement such activities, describe the scope and extent of the activities you expect to accomplish within the next 12 months, for example, the number of employees you expect to hire within that period.

Signatures

3.   We note that the signature page has not been dated for any of the signatures. Please be advised that each amendment must include a signature page that is signed and dated at or near the amendment date. Please ensure that your future amendments are properly signed and dated.

Exhibit 5.1

4.   We note that the legality opinion includes a place holder for the file number of your registration statement. Please file a completed legality opinion that includes all identifying information.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3457 with any other questions. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Frank J. Hariton, Esq.
        1065 Dobbs Ferry Road
        White Plains, NY 10607